UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024.

 Commission File Number 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

NATURA &CO HOLDING S.A. Publicly Traded Company CNPJ/MF No. 32.785.497/0001-97

MATERIAL FACT

Agreement on global settlement with unsecured creditors´ committee in Avon Products, Inc.´s Chapter 11 proceeding

Natura &Co Holding S.A. (B3: NTCO3) (“Natura &Co” or “Company”), announces to its shareholders and the market that it has reached an agreement in principle with respect to the terms of a global settlement with the Official Committee of Unsecured Creditors of Avon Products Inc. and its affiliated debtors (the “Avon Debtors”) in the Avon Debtors’ United States Chapter 11 bankruptcy proceedings (the “Bankruptcy Proceedings”).

The agreement, which remains subject to final documentation and approval of the court overseeing the Bankruptcy Proceedings, provides that the Company will pay to the Avon Debtors’ estates USD 34 million in cash, in addition to the full pre-petition debtor-in-possession financing amount of USD 43 million. The Company has also agreed to waive all of its secured and unsecured credits against the Avon Debtors.

São Paulo, November 27, 2024

Guilherme Castellan Chief Financial and Investor Relations Officer

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended, or an exemption therefrom. This communication may contain forward-looking statements which reflect Natura &Co’s current view on future events and financial and operational development. Words such as “intend”, “expect”, “anticipate”, “may”, “believe”, “plan”, “estimate” and other expressions which imply indications or predictions of future development or trends, and which are not based on historical facts, are intended to identify forward-looking statements. Forward-looking statements inherently involve both known and unknown risks and uncertainties as they depend on future events and circumstances. Forward-looking statements do not guarantee future results or development and the actual outcome could differ materially from the forward-looking statements. Any forward-looking statements contained in this communication speak only as at the date hereof, and Natura &Co does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

JUR_SP - 52207526v3 - 2324006.536956

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan

Name: Guilherme Strano Castellan

Title: Principal Financial Officer

By:	/s/ Itamar Gaino Filho

Name: Itamar Gaino Filho

Title: Chief Legal and Compliance Officer

Date: November 28, 2024